UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001‑37809

CUSIP NUMBER: 64132R 107

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2020

☐ Transition Report on Form 10 -K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NeuroBo Pharmaceuticals, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

200 Berkeley Street, 19th Floor

Address of Principal Executive Office (Street and Number)

Boston, Massachusetts, 02116

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

NeuroBo Pharmaceuticals, Inc. (the “Company” or “we”) is unable to file its quarterly report on Form 10-Q for the quarter ended March 31, 2020 within the prescribed time because we need additional time to complete various procedures relating to preparation of our financial statements. These include additional procedures associated with certain previously unaccrued invoices discovered during the second quarter of 2020 for clinical trial services performed in 2019. In our Form 10-K for the year ended December 31, 2019, we identified a material weakness related to internal control deficiencies relating to accounting for clinical trial costs. We presently believe that the cumulative effect of the discovered invoices are not material to the Company’s financial statements for the year ended December 31, 2019 or the quarter ended March 31, 2020, but our analysis is ongoing.  We expect to file our Form 10-Q promptly after we have completed these procedures and on or before May 20, 2020.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard Kang	(857)	702‑9600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NEUROBO PHARMACEUTICALS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2020	By:	/s/ Richard Kang
Name: Richard Kang
Title: President and Chief Executive Officer

Attachment

Upon the merger (the “Merger”) between Gemphire Therapeutics, Inc. and NeuroBo Pharmaceuticals, Inc. (“Private NeuroBo”) at year-end 2019, Private NeuroBo was considered the accounting acquirer. In accordance with generally accepted accounting principles, the historical financial statements of Private NeuroBo are considered the financial statements of the combined company, with the Merger accounted for as an acquisition of the Gemcabene family of related assets on December 30, 2019.  The following summary of expected significant change in results of operations from the corresponding period for the last fiscal year therefore represents the combined operations of both companies for the quarter ended March 31, 2020 and the operations of Private NeuroBo for the comparable quarter ended March 31, 2019.

•	Research and Development (R&D) Expenses are expected to be $2.2 million for the three months ended March 31, 2020 compared with $1.8 million for the three months ended March 31, 2019.
•	General and Administrative Expenses are expected to be $2.6 million for the first quarter ended March 31, 2020, compared with $0.7 million for the three months ended March 31, 2019.
•

Net Loss for the first quarter ended March 31, 2020 is expected to be approximately $4.8 million, or $0.30 per basic and diluted share, based on 15,670,800 weighted average common shares outstanding, compared with a net loss of approximately $2.5 million, or $0.48 per basic and diluted share, based on 5,166,812 weighted average common shares outstanding, for the same period in 2019.

These results of operation for the quarter ended March 31, 2020 may change based on our ongoing procedures.